Exhibit 99.13

TRX Gold Corporation

Clawback Policy

Introduction

The Board of Directors (the “Board”) of the TRX Gold Corporation (the “Company”), acting in the best interest of the Company and its shareholders, has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 811 of the NYSE American Company Guide (the “Rule 811”).

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company’s current and former executive officers, including but not limited to the Company’s Principal Executive Officer and Principal Financial and Accounting Officer, as determined by the Board in accordance with the definition in Section 10D of the Exchange Act and Rule 811, and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

Incentive Compensation means all incentive-based compensation received by a Covered Executive (i) on or after the Effective Date, regardless of if the incentive-based compensation results from a compensation contract or arrangement existing prior to the Effective Date, (ii) after beginning service as a Covered Executive, (iii) who served as a Covered Executive at any time during the applicable performance period for that incentive-based compensation, (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as defined above.

For purposes of this Policy, Incentive Compensation may include, but not limited to, any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure: annual bonuses and other short- and long-term cash incentives, stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, or performance units.

For purpose of this Policy, financial reporting measures may include, but not limited to, any of the following: company stock price, revenues, or net income.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board, without regard to any taxes paid by the Covered Executive in respect of the Incentive Compensation paid based on the erroneous data.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a)	requiring reimbursement of cash Incentive Compensation previously paid;

(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c)	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d)	cancelling outstanding vested or unvested equity awards; and/or

(e)	taking any other remedial and recovery action permitted by law, as determined by the Board.

2

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, any applicable rules or standards adopted by the Securities and Exchange Commission, and Rule 811.

Effective Date

This Policy shall be effective as of November 23, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive Compensation was approved, awarded, or granted to Covered Executives prior to the Effective Date.

Amendment; Termination

The Board has full discretion to amend, modify, supplement, rescind or replace all or any portion of this Policy at any time, except that no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate any federal securities laws, SEC rule or NYSE American rule.

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with the definitions and obligations set forth under the Rule 811, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE American promulgated or issued in connection therewith as of the Effective Date. This Policy shall be deemed to automatically update to conform to any amendment to the definitions and obligations set forth under the Rule 811, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE American promulgated or issued in connection therewith that are effective as of a date that is after the Effective Date.

Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

3

Relationship to Other Plans and Agreements

The Board intends that this Policy will be applied to the fullest extent of the law. Any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, be construed to incorporate an agreement by the Covered Executive to abide by the terms of this Policy. In the event of any inconsistency between the terms of the Policy and the terms of any employment agreement, equity award agreement, or similar agreement under which Incentive Compensation has been granted, awarded, earned or paid to a Covered Executive, whether or not deferred, the terms of the Policy shall govern.

Acknowledgment

The Covered Executives shall sign an acknowledgment form in the form attached hereto as Exhibit A in which they acknowledge that they have read and understand the terms of the Policy and are bound by the Policy.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and Rule 811.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

4

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF

CLAWBACK POLICY

I, the undersigned, affirm and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of TRX Gold Corporation’s Clawback Policy, as may be amended, restated, supplemented or otherwise modified from time to time, (the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event the Compensation Committee and/or Board determines that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By: __________________________	Date: ____________________

Name: ________________________

Title: _________________________